AB 9/10

SI 13025668 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
SEP - 5 2013
Washington DC
404

SEC FILE NUMBER
8- 40671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freedom Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bishops Way, Suite 122
(No. and Street)

Brookfield	WI	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori L. Rastall 262-436-8730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	Wisconsin	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 9/6/13

DD 9/11/13

OATH OR AFFIRMATION

I, Lori L. Rastall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freedom Investors Corporation, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC PETER F. MADLUNG STATE OF WISCONSIN

Signature

Chief Compliance Officer / FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2013

RPB CPAs

Reilly, Penner & Benton LLP

SEC
Mail Processing
Section

SEP - 5 2013

Washington DC
404

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2013

TABLE OF CONTENTS

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

Board of Directors
Freedom Investors Corp.
Brookfield, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Freedom Investors Corp., Inc. (Company), as of June 30, 2013 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton, LLP
August 28, 2013
Milwaukee, Wisconsin

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Financial Condition
June 30, 2013

ASSETS

Current Assets:		
Cash and equivalents	$	76,391
Commissions receivable		5,509
Total current assets		81,900
Other Assets:		
Restricted cash and equivalents		2,046
Due from employee		8,241
Total other assets		10,287
Total assets	$	92,187

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Commissions payable	$	29,354
Accounts payable		4,797
Loan payable		9,500
Payroll taxes payable		3,535
Income taxes payable		14,608
Total current liabilities		61,794
Stockholder's Equity:		
Common stock		1,000
Additional paid in capital		92,384
Retained earnings (Deficit)		(62,991)
Total stockholder's equity		30,393
Total liabilities and stockholder's equity	$	92,187

The accompanying notes to financial statements
are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Income
Year Ending June 30, 2013

Operating Income:		
Commission income	$	861,555
Miscellaneous operating income		38,597
Total operating income		900,152
Operating Expenses:		
Commissions		432,633
Payroll and payroll taxes		246,786
Management fees		127,653
Membership fees		14,980
Insurance		20,232
Accounting and legal		7,600
Banking charges		1,110
Other operating expenses		1,792
Total expenses		852,786
Income from operations		47,366
Other Income and Expenses:		
Miscellaneous income		18,767
Income before income taxes		66,133
Provision for income tax		14,283
Net income	$	51,850

The accompanying notes to financial statements are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending June 30, 2013

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, July 1, 2012	$ 1,000	$ 92,384	$ (64,794)	$ 28,590
2013 Net income	-	-	51,850	51,850
2013 Dividend to parent company	-	-	(50,047)	(50,047)
Balance, June 30, 2013	$ 1,000	$ 92,384	$ (62,991)	$ 30,393

The accompanying notes to financial statements
are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Cash Flows
Year Ending June 30, 2013

Cash Flows from Operating Activities:		
Net income	$	51,850
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		390
Parent company receivable		13,040
Due from employee		(8,241)
Commissions payable		24,872
Accounts payable		(1,464)
Loan payable		(12,000)
Payroll taxes payable		182
Income taxes payable		13,891
Net cash provided by operating activities		82,520
Cash Flows From Financing Activities:		
Dividend to parent company		(50,047)
Net increase in cash and equivalents		32,473
Cash and equivalents, beginning of year		45,964
Cash and equivalents, end of year	$	78,437
Income taxes paid	$	182

The accompanying notes to financial statements are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Notes to Financial Statements
June 30, 2013

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on November 25, 1988. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities and annuities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at June 30, 2013. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (August 28, 2013). See Footnote 10 for subsequent event disclosure.

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company's net capital and required net capital were $19,979 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 3.09 to 1.

3. Common Stock

Common stock consists of 2,500 authorized, 1,000 issued and outstanding no par value shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Related Party Transactions

The Company has entered into an agreement with its parent company to share office space and administrative services. Rent, office services and other overhead amounts are to be allocated based upon the agreement between the respective parties. The Company incurred a total of $127,653 for administrative expenses during the year.

The Company paid a cash dividend during the year to its parent company as follows:

Freedom Securities, Inc.	$50,047

6. Income Taxes

The Company files a consolidated United States and combined Wisconsin income tax return with its parent company, Freedom Securities Corp., and pays it share of the consolidated tax liability. The tax returns are filed using the accrual basis of accounting.

The Company is no longer subject to United States income tax examinations for years ending before June 30, 2010 and Wisconsin income tax examinations for years ending before June 30, 2009.

7. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. During the year FINRA and the SEC completed an examination of the Company's compliance with certain regulatory and financial requirements. The examinations resulted in a number of issues that management is attempting to resolve. It is management's opinion that none of these issues will have a material effect on the Company's financial statements.

8. Revenue Concentrations

Approximately 56% of the Company's revenue was received through one company for the year ended June 30, 2013.

9. Concentrations

The Company is subject to concentration of risk primarily from financial and economic conditions prevalent in investment markets. The ability of the Company to market their products to investors is directly influenced by these prevailing conditions to which the Company has no control.

10. Litigation

The Company has retained legal council regarding one unresolved arbitration. An unfavorable outcome in these arbitrations could result in material damages. However, management intends to aggressively contest the issues raised and does not believe any subsequent settlement will have a material effect on the Company's financial statements.

Subsequent to year end, the Company entered into a settlement agreement resulting in a $6,000 payment.

11. Loan Payable

The note payable is due to FINRA as the result of a penalty. The note bears interest at a fixed rate of 6.25% and is payable in monthly installments of $1,000 expiring May 2014. Payments are due as follows:

Year Ended	Amount
2014	9,500

12. Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
June 30, 2013

Aggregate Indebtedness		
Accrued expenses	$	61,794
Total Aggregate Indebtedness	$	61,794
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	4,120
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	30,393
Deductions:		
Non-allowable accounts receivable		(127)
Other assets		(10,287)
Net Capital		19,979
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	14,979
Ratio of aggregate indebtedness to net capital		3.09 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	59,626
Difference in garnishment bank account per FINRA		6
Net effect of audit adjustments		(40,046)
Net effect of reclass adjustments		392
Rounding		1
Adjusted net capital	$	19,979

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Freedom Investors Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Freedom Investors Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Freedom Investors Corp.
Brookfield, Wisconsin

In planning and performing our audit of the financial statements of Freedom Investors Corp. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiencies in the Company's internal control to be a significant deficiencies:

Computation of Net Capital

Our audit procedures revealed that the Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1 was completed incorrectly due to balance sheet inaccuracies.

Subsequent to audit it is client's intention to file an amended Computation of Aggregated Indebtedness and Net Capital.

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Freedom Investors Corp. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
August 28, 2013
Milwaukee, Wisconsin

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Freedom Investors Corp.
Brookfield, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Freedom Investors Corp. (Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and check disbursement] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting differences amounting to a decrease in net capital computation of $36,785;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [blotter reports and client daily general ledger] supporting the adjustments noting an overstatement of revenue on the SIPC 7 of $18,286 and an overstatement of allowable deductions of $53,849 resulting in an under—assessment of $89; and

5. Compared the amount of any overpayment, if any and applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

August 28, 2013
Milwaukee, Wisconsin

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended , 20
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-40671 - June
Freedom Investors, Corp
333 Bishops Way, Suite 122
Brookfield, WI 53005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lori Rastall (262) 436-8730

2. A. General Assessment (item 2e from page 2) $ 961.82
   B. Less payment made with SIPC-6 filed (exclude interest) (371.18)
      2/6/13
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 590.64
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 590.64
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 590.64
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Freedom Investors Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 16 day of July, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 2012
and ending 6/30, 2013
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 937,205
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	444,654
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	107,824
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	552,478
2d. SIPC Net Operating Revenues	$ 384,727
2e. General Assessment @ .0025	$ 961.82

(to page 1, line 2.A.)